Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT ON CHANGES IN ACCOUNTING ESTIMATES

Important Notice:

As at 30 September 2016, changes in accounting estimates resulted in an increase in liabilities of life insurance contracts by RMB15,430 million and an increase in liabilities of long-term health insurance contracts by RMB3,106 million, which in aggregate reduced profit before tax by RMB18,536 million for the nine months ended 30 September 2016.

I.	Introduction

The Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, expenses assumptions, lapse rates and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet.

The changes in accounting estimates were considered and approved at the ninth meeting of the fifth session of the Board of Directors on 27 October 2016.

II.	Details of the Changes in Accounting Estimates and the Impact on the Company

The Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, expenses assumptions, lapse rates and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet.

As at 30 September 2016, the changes in the assumptions above resulted in an increase in liabilities of life insurance contracts by RMB15,430 million and an increase in liabilities of long-term health insurance contracts by RMB3,106 million, which in aggregate reduced profit before tax by RMB 18,536 million for the nine months ended 30 September 2016.

The Company adopted prospective application method to deal with the changes in accounting estimates, and no retroactive adjustment is required.

III.	Conclusive Opinions of Independent Directors and the Supervisory Committee

Commission File Number 001-31914

The Independent Directors and the Supervisory Committee of the Company considered the changes in accounting estimates, and approved the accounting treatment on the changes in accounting estimates made by the Company.

IV.	Appendices of the Announcement

1.	Independent opinion from Independent Directors of the Company

2.	Special statement of the Board of Directors of the Company on the changes in accounting estimates

3.	Special statement of the Supervisory Committee of the Company on the changes in accounting estimates

The Board of Directors of

China Life Insurance Company Limited

27 October 2016